May 2, 2022

Scottie Resources Acquires 3% NSR in Summit Lake

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore”) and Scottie Resources Corp. (TSXV: SCOT OTCQB:SCTSF; FSE:SR8) (“Scottie”) are pleased to announce that Scottie has acquired the 3% net smelter royalty interest (“NSR”) attached to the Summit Lake Property in the Skeena Mining Division of British Columbia.  Tenajon Resources Corp., Starcore’s wholly-owned subsidiary, held the 3% NSR in and to certain located mineral claims and crown granted mineral claims comprising the Summit Lake Property, over which Scottie has an option to purchase a 100% interest.

Scottie acquired the NSR from Starcore’s subsidiary in consideration of $1.6 million.  The Summit Lake claims are contiguous with the Scottie Gold Mine property and are within the prolific Golden Triangle of Northern British Columbia.

STARCORE INTERNATIONAL MINES LTD.	SCOTTIE RESOURCES CORP.
Signed “Robert Eadie” Robert Eadie, President & Chief Executive Officer	Signed “Brad Rourke” Brad Rourke, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

STARCORE INTERNATIONAL MINES LTD.	SCOTTIE RESOURCES CORP.
Robert Eadie Telephone: (604) 602-4935 Toll Free: 1-866-602-4935 Email: readie@starcore.com	Brad Rourke President and CEO +1 250-877-9902 brad@scottieresources.com Gordon Robb Business Development +1 250-217-2321 gordon@scottieresources.com

Suite 750 – 580 Hornby Street, Box 113,                                                                         905-111 West Hastings Street

Vancouver, British Columbia, Canada V6C 3B6                                                          Vancouver, British Columbia, Canada V6E 2J3

Telephone:  (604) 602-4935   Fax:  (604) 602-4936                                                          Telephone:  (250) 217-2321

e-mail. info@starcore.com    website:  www.starcore.com                                         e-mail: gordon@scottieresources.com

                                                                                                                     website: www.scottieresources.com

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

About Scottie Resources

Scottie owns a 100% interest in the high-grade, past-producing Scottie Gold Mine and Bow properties and has the option to purchase a 100% interest in Summit Lake claims which are contiguous with the Scottie Gold Mine property. Scottie also owns 100% interest in the Georgia Project which contains the high-grade past-producing Georgia River Mine, as well as the Cambria Project properties and the Sulu property. Altogether Scottie Resources holds more than 52,000 ha of mineral claims in the Stewart Mining Camp in the Golden Triangle.

The Company’s focus is on expanding the known mineralization around the past-producing mines while advancing near mine high-grade gold targets, with the purpose of delivering a potential resource.

All of the Company’s properties are located in the area known as the Golden Triangle of British Columbia which is among the world’s most prolific mineralized districts.

The Toronto Stock Exchange and the TSX Venture Exchange have not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.